

May 4, 2009

Mr. Randal Hardy
Chief Executive and Financial Officer
Timberline Resources, Inc.
c/o Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

> **Re:** **Timberline Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 22, 2009**
> **File No. 333-157607**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **File No. 1-34055**

Dear Mr. Hardy:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Registration Statement on Form S-1

General

1.   To the extent you make changes in your Form 10-KSB in response to the comments below, please make conforming changes to your Form S-1, as applicable. Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

Form S-1/A-1 Filed April 22, 2009

Risk Factors and Uncertainties, page 6

We may lose our listing on the NYSE Amex and your investment in our common stock could suffer a decline in value, page 13

2.   Please expand your disclosure under this heading to indicate whether or not you submitted a Plan by March 13, 2009 and any updated information concerning your submission, if applicable. In this regard, we note your statement that "We intend to submit a Plan by March 13, 2009. We are working diligently to formulate the structure of the Plan to bring our stockholders' equity into compliance with the continued listing standards in the Company Guide."

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Financial Condition and Liquidity, page 29

3.   We note from your response to prior comment number four that you intend to state in an amended Form 10-KSB that your working capital deficit was $1,541,595 as of September 30, 2008. However, we are unable to recalculate this amount for the period referenced and we also note a different amount disclosed in your amended Form S-1 on page 80 of $14,022. Please review the disclosure of your working capital deficit in each applicable filing and modify the amount disclosed as appropriate.

Note 2. Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 44

4.   We have reviewed your response to prior comment number six. Please expand your accounting policy to address all ways that you recognize revenue, in addition to how you generally recognize revenue. We note your disclosure states:

> Generally, the Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract on a per foot or per hour drilled basis.

5.   We note your statement that "Usually, the specific terms of each drilling job are agreed to by the customer and the Company prior to the commencement of drilling." Please explain how often and under which circumstances you perform drilling services after the commencement of drilling but prior to agreement with the customer.

6.   Please expand your disclosure to describe stand-by fees.

7.   Please expand your disclosure to explain how you account for and when you recognize contract losses.

Note 5. Bridge Loan Financing, page 49

8.   We note from your response to prior comment number eight that you "intended to refinance the obligation on a long term basis (paragraph 10) and this intention was supported by the refinancing of the short-term obligation with both a $5M long-term obligation and a $5M issue of equity after the date of the Company's balance sheet but before that balance sheet was publicly issued (paragraph 11)." Based on your representation that you followed the guidance of FAS 6 in reporting your $8 million bridge loan financing as a long-term liability, please expand your disclosure under this heading to provide the information required by paragraph 15 of FAS 6. In addition, we note from your disclosure on pages 30 and 60 of your Form 10-KSB that you entered into two convertible notes on October 31, 2008 to pay off the $8 million loan, whereas your supplemental response indicates you entered into one $5 million loan and issued $5 million in equity. Please clarify.

9.   We note from your response to prior comment number nine that the unamortized discount on the face value of the bridge loan, totaling $202,500 at September 30, 2008 was "not netted against the amount of the bridge loan on the balance sheet;" rather "it was disclosed in current assets as deferred financing costs." Based on your response, please explain why you believe this presentation is appropriate in light of the guidance in paragraph 16 of APB 21.

10.   We further considered your disclosure under this heading, which states "On June 27, 2008 the Company withdrew $8,000,000, net of a loan origination fee equal to 4% of the principal amount of the loan ($320,000)." In light of this disclosure, please clarify the presentation in your consolidated statements of cash flows on page 41 that shows cash received of $8,000,000 and a positive amount for deferred financing cost of $320,000 within financing activities. In this regard, it appears you received $7,680,000 in cash from your draw down under this loan. Please advise.

11.   Furthermore, please clarify for us and expand your disclosure to identify the specific terms of the loan that resulted in your issuance of 160,000 common shares to Auramet and why you believe it is appropriate to defer the fair market value of these shares as part of deferred financing costs.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Note 5. Long-Term Debt, page 11

12.   We have considered your response to prior comment number 11 and note your proposed expanded disclosure, which states, in part that "Management's conclusion was that these are not beneficial conversion features, and therefore would not be bifurcated and valued as prescribed under appropriate GAAP." Based on your representation that the host contract represents a conventional convertible instrument under EITF 00-19, we note you determined that the embedded conversion option would qualify for equity classification under EITF 00-19, which also means it qualifies for the scope exception in FAS 133, and therefore was not bifurcated from the host instrument. We also note you further considered the classification and measurement of the instrument for any beneficial conversion feature under EITFs 98-5 and 00-27. Based on the sequence of accounting literature you applied that led to your accounting for this instrument as conventional convertible, please expand your statement, as referenced above, to clearly indicate the results of your accounting analysis. In this regard, we do not believe the referenced statement clearly describes your analysis and the results therein. This comment also applies to the subsequent events footnote included in your Form 10-KSB.

Closing Comments

     Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kenneth Sam
        (303) 629-3450